SEVERN TRENT

RECEIVED

2008 JUL -1 P 12:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

23 June 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcements were released today:

'Holding (s) in Company'

08003539

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

PROCESSED
JUL 0 3 2008
THOMSON REUTERS

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

For filings with the FSA include the annex For filings with issuer exclude the

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights	Severn Trent Plc
2. **Reason for notification** (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the	
An event changing the breakdown of voting rights	
Other (please specify):	
3. **Full name of person(s) subject to notification obligation:**	**INVESCO** Limited
4. Full name of shareholder(s) (if different from 3):	
5. **Date of transaction** (and date on which the	19 June 2008
6. **Date on which issuer notified:**	20 June 2008
7. **Threshold(s) that is/are crossed or reached:**	5%, 4%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Bank of Ireland (Dublin) — 84,645 Bank of New York — 10,669 Bank of New York (Brussels) — 8,781 Citibank (Hong Kong) — 25,709 JP Morgan Chase — 75,134 Citibank — 8,091,813 EKK EG Kassel — 472 HSBC Bank plc (London) — 231,213 Mellon Bank Pittsburgh — 89,168 State Street Trust & Banking (London) — 1,435,783 Trust & Custody Services - 856 Northern Trust Company (London) — 149,270 Other — 225,678

Proxy Voting: 10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Kerry Porritt
15. Contact telephone number:	0121 722 4730

END